UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2025

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

EXHIBIT INDEX

Exhibit Number	Document
99.1	Globus Maritime Limited Reports Financial Results for the Quarter and six-month period ended June 30, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements as at June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024

THIS REPORT ON FORM 6-K (BUT EXCLUDING EXHIBIT 99.1 HEREOF) IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-273249), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2023 AND DECLARED EFFECTIVE ON JULY 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: September 19, 2025

Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2025 and 2024. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2025 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2025:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	—	— (1)
Devocean Maritime Ltd.	Marshall Islands	—	— (2)
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (3)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (3)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	—	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	—	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	—	—
Longevity Maritime Limited	Malta	—	—

(1)	Management Company.
(2)	On February 4, 2025, the Company, through its subsidiary Devocean Maritime Ltd., entered into an agreement to sell the 2007-built River Globe. The vessel was delivered to her new owners on March 17, 2025.
(3)	Subject to sale and bareboat back arrangements which account as financing arrangements.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $9,493 and $6,470 for the six months periods ended June 30, 2025 and 2024, respectively. The fleet increased from an average of 6.9 vessels during the 1st half of 2024 to 9.4 vessels for the same period in 2025. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $8,663 and $10,577 for the six months periods ended June 30, 2025 and 2024, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the condensed consolidated statement of comprehensive income/(loss) under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $480 per lightweight.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is calculated based on the Term SOFR rate and applicable margin.

Gain/(Loss) on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the condensed consolidated statement of comprehensive income/(loss). Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain/(Loss) on derivative financial instruments” in the condensed consolidated statement of comprehensive income/(loss).

Gain on Sale of Vessels

Gain or loss on the sale of vessels is the residual value remaining after deducting from the vessels’ sale proceeds, the carrying value of the vessels at the respective date of delivery to their new owners and the total expenses associated with the sale.

Selected Information

Our selected consolidated financial and other data for the six-month period ended June 30, 2025 and 2024 and as at June 30, 2025 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2024, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income/(Loss) Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2025	2024
	(unaudited)
Voyage revenues	18,157	17,047
Management & consulting fee income	–	182
Total Revenues	18,157	17,229

Voyage expenses	(1,044)	(490)
Vessel operating expenses	(9,313)	(6,352)
Depreciation	(4,971)	(2,616)
Depreciation of dry-docking costs	(2,427)	(1,769)
Administrative expenses	(2,130)	(1,996)
Administrative expenses payable to related parties	(396)	(2,384)
Reversal of impairment	–	1,891
Gain from sale of vessel	2,137	–
Other expenses net	(56)	(33)
Operating (loss)/income	(43)	3,480
Interest income	1,005	1,433
Interest expense and finance costs	(4,221)	(2,523)
Gain on derivative financial instruments, net	8	542
Foreign exchange (losses)/gains, net	(99)	48
Total finance losses, net	(3,307)	(500)
Total (loss)/income and total comprehensive (loss)/income for the period	(3,350)	2,980

Basic & diluted (loss)/income per share for the period (1)	(0.16)	0.14
EBITDA (2) (unaudited)	7,264	8,455
Adjusted EBITDA (2) (unaudited)	5,218	5,974

(1) The weighted average number of shares (basic and diluted) for the six-month period ended June 30, 2025 and 2024, was 20,582,301.

(2) Earnings / (losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of total income/(loss), adjusted for interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents the sum of total income/(loss) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment / reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a defined measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

» EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

» EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

» EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

» other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income/(loss) to EBITDA and Adjusted EBITDA Reconciliation

	Six-month Period Ended June 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2025 (Unaudited)	2024 (Unaudited)
Total comprehensive (loss)/income for the period	$(3,350)	$2,980
Interest and finance costs, net	3,216	1,090
Depreciation	4,971	2,616
Depreciation of drydocking costs	2,427	1,769
EBITDA (unaudited)	$7,264	$8,455
Gain on derivative financial instruments	(8)	(542)
Foreign exchange (gains)/losses, net	99	(48)
Reversal of Impairment	–	(1,891)
Gain from sale of vessel	(2,137)	–
Adjusted EBITDA (unaudited)	$5,218	$5,974

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at June 30,	As at December 31,
	2025	2024
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	236,925	248,979
Advances for vessel acquisition	15,052	15,051
Other non-current assets	2,789	3,914
Total non-current assets	254,766	267,944
Cash and bank balances and bank deposits	48,327	46,837
Other current assets	6,270	6,205
Total current assets	54,597	53,042
Total assets	309,363	320,986
Total equity	173,051	176,401
Total debt & Financial liabilities net of unamortized debt discount	112,205	118,090
Sellers' Credit	19,000	19,000
Other liabilities	5,107	7,495
Total liabilities	136,312	144,585
Total equity and liabilities	309,363	320,986

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2025	2024
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	1,169	7,727
Net cash generated from / (used in) investing activities	9,252	(29,244)
Net cash (used in) / generated from financing activities	(8,931)	18,080

	Six months ended June 30,
	2025	2024
	(Unaudited)

Ownership days (1)	1,704	1,250
Available days (2)	1,666	1,250
Operating days (3)	1,665	1,239
Fleet utilization (4)	100%	99.1%
Average number of vessels (5)	9.4	6.9
Daily time charter equivalent (TCE) rate (6)	$ 10,274	$ 13,246
Daily operating expenses (7)	$ 5,464	$ 5,082

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Six months ended June 30,
	2025	2024
	(Unaudited)

Voyage revenues	$ 18,157	$ 17,047
Less: Voyage expenses	$ 1,044	$ 490
Net revenues	$ 17,113	$ 16,557
Available days	1,666	1,250
Daily TCE rate (1)	$ 10,274	$ 13,246

(1) Subject to rounding.

Recent Developments

Sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The vessel was delivered to her new owners on March 17, 2025.

Transactions with Related Parties

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman of the Board of Directors and to which the Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels (the “Vessels”), a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt for a purchase price of $26.5 million, both paid with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

An aggregate of $18 million of the purchase price for the 2016-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the 2014-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement.

On November 19, 2024, the Company took delivery of the m/v “GLBS Angel,” a 2016-built Kamsarmax dry bulk carrier and on December 3, 2024 the Company took delivery of the m/v “GLBS Gigi,” a 2014-built Kamsarmax dry bulk carrier.In July 2025, the Company settled the outstanding balance of $19 million to the sellers using available cash.

First half of the year 2025 compared to the first half of the year 2024

Total comprehensive loss for the six-month period ended June 30, 2025 amounted to $3.35 million or $0.16 basic and diluted loss per share based on 20,582,301 weighted average number of shares, compared to total comprehensive income of $2.3 million for the same period last year or $0.14 basic and diluted income per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024 (expressed in $000’s):

1st half of 2025 vs 1st half of 2024

Net income and total comprehensive income for the 1st half of 2024	2,980
Increase in Voyage revenues	1,110
Decrease in Management & consulting fee income	(182)
Increase in Voyage expenses	(554)
Increase in Vessels operating expenses	(2,961)
Increase in Depreciation	(2,355)
Increase in Depreciation of dry-docking costs	(658)
Decrease in Total administrative expenses	1,854
Decrease in Reversal of Impairment	(1,891)
Increase in Gain from sale of vessel	2,137
Increase in Other expenses, net	(23)
Decrease in Interest income	(428)
Increase in Interest expense and finance costs	(1,698)
Decrease in Gain on derivative financial instruments	(534)
Decrease in Foreign exchange gains	(147)
Net loss and total comprehensive loss for the 1st half of 2025	(3,350)

Voyage revenues

During the six-month periods ended June 30, 2025 and 2024, our Voyage revenues amounted to $18.2 million and $17.0 million, respectively. The 7% increase in Voyage revenues is primarily attributable to the higher average number of vessels operated by the Company during the first half of 2025 compared to the same period in 2024. The Company operated an average fleet of 9.4 vessels in the first half of 2025, compared to an average of 6.9 vessels during the corresponding period in 2024. Conversely, the daily Time Charter Equivalent (TCE) rate for the six-month period ended June 30, 2025, was $10,274 per vessel per day, compared to $13,246 per vessel per day in the same period of 2024, representing a 22% decline. This decrease is attributed to unfavourable market conditions in the bulk shipping sector during the first half of 2025.

Voyage expenses

Voyage expenses totaled $1.0 million for the six-month period ended June 30, 2025, compared to $0.5 million for the same period in 2024. The increase is primarily attributable to higher bunker expenses, which rose to $0.6 million in the first half of 2025 from $0.1 million during the same period in 2024. This increase was mainly due to bunker consumption during dry docking periods. Voyage expenses consist of commissions on revenues, port and other voyage-related expenses, and bunker expenses. Bunker expenses primarily represent the cost of fuel consumed while vessels are traveling in search of employment or during dry-docking. A breakdown of voyage expenses for the six-month periods ended June 30, 2025 and 2024 is as follows:

In $000’s	2025	2024
Commissions	236	220
Bunkers	600	137
Other voyage expenses	208	133
Total	1,044	490

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $9.3 million during the six-month period ended June 30, 2025, compared to $6.4 million during the same period last year. This is mainly attributed to the fact that the Company operated a fleet of an average of 9.4 vessels during the 1st half of 2025 compared to an average of 6.9 vessels for the same period in 2024. The breakdown of our operating expenses for the six-month period ended June 30, 2025 and 2024 was as follows:

	2025	2024
Crew expenses	56%	59%
Repairs and spares	18%	11%
Insurance	7%	8%
Stores	9%	13%
Lubricants	6%	5%
Other	4%	4%

Average daily operating expenses during the six-month periods ended June 30, 2025 and 2024 were $5,464 per vessel per day and $5,082 per vessel per day respectively, corresponding to an increase of 8%, which is mainly attributed to the increase in the cost of repairs and spares due to unscheduled repairs for the Company’s vessels.

Depreciation

Depreciation charge during the six-month period ended June 30, 2025, reached $5 million compared to $2.6 million during the same period in 2024. The 92% increase is mainly attributed to the increase from an average of 6.9 vessels during the six-month period ended June 30, 2024, to an average of 9.4 vessels for the same period in 2025. Furthermore, the book value of the vessels of the Company as at June 30, 2025 reached $236.9 million compared to $125.4 million as at June 30, 2024 contributing to the higher depreciation expense.

Depreciation of dry-docking costs

Depreciation of dry-docking costs during the six-month period ended June 30, 2025, reached $2.5 million compared to $1.8 million during the same period in 2024. The 39% increase is mainly attributed to the increase from an average of 6.9 vessels during the six-month period ended June 30, 2024, to an average of 9.4 vessels for the same period in 2025.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties, decreased to $2.5 million during the six-month period ended June 30, 2025 compared to $4.4 million for the same period in 2024. The decrease is mainly attributed to the accrual of approximately $2.0 million as at June 30, 2024, which related to the $3 million bonus that was awarded on March 13, 2024 to a consulting company affiliated with our chief executive officer, half of which was payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remained Chief Executive Officer at each such relevant time.

Reversal of Impairment

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party, which sale was subject to standard closing conditions.

Following the agreement to sell Moon Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891.

Gain from sale of vessel

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The total gain from the sale of the vessel reached the $2.1 million. The vessel was delivered to her new owners on March 17, 2025.

Interest expense and finance costs

Interest expense and finance costs reached $4.2 million during the six-month period ended June 30, 2025, compared to $2.5 million in the same period of 2024. Interest expense and finance costs for the six-month periods ended June 30, 2025 and 2024, are analyzed as follows:

In $000’s	2025	2024
Interest payable on long-term borrowings and financial liabilities	3,909	2,247
Bank charges	29	26
Operating lease liability interest	25	5
Amortization of debt discount	171	140
Amortization of gain of Loan modification	78	91
Other finance expenses	9	14
Total	4,221	2,523

As at June 30, 2025, and 2024 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements and Financial liabilities of an aggregate of $112.9 million and $72.7 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the outstanding principal of the Sale and Bareboat back agreements. The weighted average interest rate has decreased from 8.09% during the six-month period ended June 30, 2024 to 6.72% for the same period in 2025, which is mainly attributed to the decrease of the 3-month Term SOFR rates.

Gain on derivative financial instruments

For the six-month periods ended June 30, 2025 and 2024, the Company recognized a gain of approximately $8 thousand and $542 thousand, respectively, net of interest for the period, according to the Interest Rate Swap valuations and is included in the condensed consolidated statement of comprehensive income/(loss).

Liquidity and capital resources

As at June 30, 2025, and December 31, 2024, our cash and bank balances and bank deposits (including restricted cash) were $51.1 and $50.7 million, respectively.

As at June 30, 2025, the Company reported a working capital surplus of $22.9 million and was in compliance with the covenants included in the CIT loan facility and Marguerite Maritime S.A. loan facility.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern.

Net cash generated from operating activities for the six-month period ended June 30, 2025 was $1.2 million compared to $7.7 million during the respective period in 2024. The decline was primarily due to changes in the Company’s working capital, which shifted from a $2.2 million inflow in the six-month period ended June 30, 2024 to a $2.1 million outflow during the current period.

Net cash generated from investing activities for the six-month period ended June 30, 2025 was $9.3 million compared to net cash used in investing activities of $29.2 million during the respective period in 2024. The improvement was primarily driven by net proceeds of $8.4 million from the sale of the vessel m/v River Globe. In contrast, net cash used in financing activities for the six-month period ended June 30, 2024 reflected the final instalment of $18.5 million for the acquisition of the newbuilding vessel m/v GLBS Hero, as well as instalment payments totalling $10.4 million for other newbuilding vessels.

Net cash generated from/(used in) financing activities during the six-month period ended June 30, 2025 and 2024 were as follows:

	Six months ended June 30,
In $000’s	2025	2024
	(Unaudited)
Proceeds from loans and financial liabilities	–	25,800
Repayment of long-term debt and financial liabilities	(4,184)	(3,128)
Prepayment of long-term debt	(1,879)	(2,567)
Decrease in restricted cash	1,055	15
Payment of financing costs	–	(377)
Repayment of lease liability	(154)	(170)
Interest paid	(3,769)	(1,493)
Net cash (used in)/generated from financing activities	(8,931)	18,080

As at June 30, 2025 and 2024, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan and Financial liabilities of an aggregate of $112.9 and $72.7 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three and six-month periods ended June 30, 2025 and 2024	F-2

Condensed Consolidated Statements of Financial Position as at June 30, 2025 (Unaudited) and December 31, 2024	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2025 and 2024	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2024	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-15

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
For the three and six-month periods ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
REVENUES:
Voyage revenues	10	9,538	9,425	18,157	17,047
Management & consulting fee income		–	91	–	182
Total Revenues		9,538	9,516	18,157	17,229

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(524)	(139)	(1,044)	(490)
Vessel operating expenses		(4,602)	(3,223)	(9,313)	(6,352)
Depreciation	5, 10	(2,490)	(1,335)	(4,971)	(2,616)
Depreciation of dry-docking costs	5	(1,165)	(795)	(2,427)	(1,769)
Administrative expenses		(937)	(824)	(2,130)	(1,996)
Administrative expenses payable to related parties		(207)	(1,324)	(396)	(2,384)
Reversal of impairment	5	–	1,891	–	1,891
Gain from sale of vessel	5	–	–	2,137	–
Other expenses, net		(21)	(40)	(56)	(33)
Operating (loss)/ income		(408)	3,727	(43)	3,480

Interest income		627	735	1,005	1,433
Interest expense and finance costs		(2,069)	(1,328)	(4,221)	(2,523)
Gain on derivative financial instruments, net		31	130	8	542
Foreign exchange (losses) / gains, net		(49)	15	(99)	48

NET INCOME/(LOSS) FOR THE PERIOD		(1,868)	3,279	(3,350)	2,980
Other Comprehensive Income		–	–	–	–
NET COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(1,868)	3,279	(3,350)	2,980

Income/(Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the period	7	(0.09)	0.16	(0.16)	0.14

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2025 and December 31,2024

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		June 30,	December 31,
ASSETS	Notes	2025	2024
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	236,925	248,979
Advances for vessel purchase	10	15,052	15,051
Office furniture and equipment		91	101
Right of use asset	10	688	852
Restricted cash	3	2,000	2,770
Fair value of derivative financial instruments	11	–	181
Other non-current assets		10	10
Total non-current assets		254,766	267,944
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	334	442
Trade receivables, net		1,520	1,114
Inventories		1,385	1,226
Prepayments and other assets		2,266	2,373
Restricted cash	3	765	1,050
Cash and cash equivalents	3	48,327	46,837
Total current assets		54,597	53,042
TOTAL ASSETS		309,363	320,986

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(111,437)	(108,087)
Total equity		173,051	176,401
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	54,931	59,270
Financial Liabilities, net of current portion	8	49,091	50,014
Provision for staff retirement indemnities		256	191
Lease liabilities		371	531
Total non-current liabilities		104,649	110,006
CURRENT LIABILITIES
Current portion of long-term borrowings	8	6,323	6,946
Current portion of financial Liabilities	8	1,860	1,860
Sellers' Credit	4	19,000	19,000
Trade accounts payable		2,510	3,589
Accrued liabilities and other payables		1,380	2,156
Current portion of lease liabilities	10	338	332
Deferred revenue		252	696
Total current liabilities		31,663	34,579
TOTAL LIABILITIES		136,312	144,585
TOTAL EQUITY AND LIABILITIES		309,363	320,986

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six-month ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2025	82	284,406	(108,087)	176,401
Net loss for the period	–	–	(3,350)	(3,350)
Other comprehensive income	–	–	–	–
Total comprehensive loss for the period	–	–	(3,350)	(3,350)
As at June 30, 2025	82	284,406	(111,437)	173,051

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2024	82	284,406	(108,518)	175,970
Net income for the period	–	–	2,980	2,980
Other comprehensive income	–	–	–	–
Total comprehensive income for the period	–	–	2,980	2,980
As at June 30, 2024	82	284,406	(105,538)	178,950

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Notes	2025	2024
Operating activities
Income/(Loss) for the period		(3,350)	2,980
Adjustments for:
Depreciation	5	4,971	2,616
Depreciation of deferred dry-docking costs	5	2,427	1,769
Payment of deferred dry-docking costs		(1,956)	(537)
Reversal of impairment	5	–	(1,891)
Provision for staff retirement indemnities		65	32
Gain on derivative financial instruments		(8)	(542)
Gain on sale of vessel		(2,137)	–
Interest expense and finance costs		4,221	2,523
Interest income		(1,005)	(1,433)
Foreign exchange losses/(gains), net		42	(35)
(Increase)/decrease in:
Trade receivables, net		(407)	1,039
Inventories		(159)	400
Prepayments and other assets		181	(1,565)
Increase/(decrease) in:
Trade accounts payable		(1,093)	314
Accrued liabilities and other payables		(179)	2,185
Deferred revenue		(444)	(128)
Net cash generated from operating activities		1,169	7,727
Cash flows from investing activities:
Net Proceeds from sale of vessel	5	8,362	–
Vessel acquisition	5	–	(19,634)
Advance for vessel acquisition		–	(10,921)
Improvements		(31)	(61)
Purchases of office furniture and equipment		(10)	(43)
Interest received		931	1,415
Net cash generated from / (used in) investing activities		9,252	(29,244)
Cash flows from financing activities:
Proceeds from loans and financial liabilities		–	25,800
Repayment of long-term debt and financial liabilities		(4,184)	(3,128)
Prepayment of long-term debt	8	(1,879)	(2,567)
Decrease in restricted cash	3	1,055	15
Payment of financing costs		–	(377)
Repayment of lease liability - principal		(154)	(170)
Interest paid		(3,769)	(1,493)
Net cash (used in) / generated from financing activities		(8,931)	18,080
Net increase/(decrease) in cash and cash equivalents		1,490	(3,437)
Cash and cash equivalents at the beginning of the period	3	46,837	74,202
Cash and cash equivalents at the end of the period	3	48,327	70,765

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

1.          Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2025:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name
Globus Shipmanagement Corp.	Marshall Islands	—	— (1)
Devocean Maritime Ltd.	Marshall Islands	—	— (2)
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (3)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (3)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	—	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	—	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	—	—
Longevity Maritime Limited	Malta	—	—

(1)	Management Company.
(2)	On February 4, 2025, the Company, through its subsidiary Devocean Maritime Ltd., entered into an agreement to sell the 2007-built River Globe. The vessel was delivered to her new owners on March 17, 2025.
(3)	Subject to sale and bareboat back arrangements which account as financing arrangements (Note 8).

Except for the changes disclosed in note 2, these unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

F-6

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

1.           Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2025, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2024 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

The unaudited interim condensed consolidated financial statements as at June 30, 2025 and for the six months then ended, were approved for issuance by the Board of Directors on September 18, 2025.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at June 30, 2025, the Company reported Cash and cash equivalents of $48,327, a working capital surplus of $22,934, net cash generated from operating activities of $1,169 and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern at least for twelve month following the end of the reporting period and these consolidated financial statements were prepared under this assumption.

2.           Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2024, as included in Note 2 to the Company’s consolidated financial statements included in the 2024 Annual Report. There have been no changes to the Company’s accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2025 other than the IFRS amendments which have been adopted by the Company as of 1 January 2025 as indicated below:

•	IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. Management has assessed that the adoption of this amendment has no material effect on the Company’s financial statements and disclosures.

F-7

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

3.          Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	June 30, 2025	December 31, 2024
Cash on hand	17	34
Cash at banks	48,310	46,803
Total cash and cash equivalents	48,327	46,837

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at June 30, 2025 and December 31, 2024, was $48,327 and $46,837, respectively.

As at June 30, 2025 and December 31, 2024, the Company had pledged an amount of $2,765 and $3,820, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at June 30, 2025 was $2,765, $2,000 included in non-current assets and $765 included in current assets. The fair value of the restricted cash as at December 31, 2024 was $3,820, $2,770 included in non-current assets and $1,050 included in current assets. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4.           Transactions with Related Parties

In June 2022, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of Globus’s chairman), at a rate of Euro 26,000 (absolute amount) for a lease period ending of August 4, 2024. In August 2024, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the rate of Euro 27,500 (absolute amount) and with a lease period ending of August 4, 2027 as the previous rental agreement with F.G. Europe had expired. The Company does not presently own any real estate. As of June 30, 2025, the Company owed €34,000 (absolute amount) of back rent to F.G. Europe. During the six-month periods ended June 30, 2025 and 2024, the rent charged amounted to $178 and $175, respectively.

The depreciation charge for the respective right-of-use asset for the six-month periods ended June 30, 2025 and 2024, was $164 and $156, respectively, and was recognized in the condensed consolidated statement of comprehensive income/(loss) under depreciation. The interest expense on lease liabilities for the six-month periods ended June 30, 2025 and 2024, was $25 and $5, respectively, and recognized under interest expense and finance costs in the condensed consolidated statement of comprehensive income/(loss). The total cash outflows for leases the six-month periods ended June 30, 2025 and 2024, were approximately $154 and $170, respectively, and were recognized in the condensed consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier (now named m/v GLBS Angel) for a purchase price of $27.5 million (absolute amount) and a 2014-built Kamsarmax dry bulk vessel (now named m/v GLBS Gigi) for a purchase price of $26.5 million (absolute amount), both paid with available cash.

An aggregate of $18 million (absolute amount) of the purchase price for the 2016-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million (absolute amount) of the purchase price for the 2014-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement and are presented within Sellers’ Credit under current liabilities in the condensed consolidated Statement of Financial Position as of June 30, 2025.

As at December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO and CFO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO and CFO. The related expense for the six-month periods ended June 30, 2025 and 2024, amounted to $219 and $1,215, respectively.

F-8

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

4.           Transactions with Related Parties (continued)

As at June 30, 2025 and 2024, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

On July 15, 2021 Globus entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. (an affiliate of Globus’s chairman). For these services the Company receives a daily fee of $1,000 (absolute amount). This agreement has terminated on December 3, 2024. The consulting fees for the six-month periods ended June 30, 2025 and 2024, were nil and $182, respectively, and recognized under management and consulting fee income in the condensed consolidated statements of comprehensive income/(loss).

In 2024, the Company changed the compensation of the non-executive directors to be set at $80, regardless of roles and committee seats. Compensation to Globus non-executive directors and executive director are recognized under administrative expenses payable to related parties in the condensed consolidated statements of comprehensive income/(loss). The related expense for the six-month periods ended June 30, 2025 and 2024, amounted to $160 and $144, respectively.

As of June 30, 2025 the balance due to Related parties was $596 ($1,822 as of December 31, 2024) and are included in Trade accounts payables in the accompanying condensed consolidated statement of financial position.

5.           Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels' depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2025	323,547	(81,424)	16,624	(9,768)	248,979
Additions	30	–	1,356	–	1,386
Depreciation	–	(4,788)	–	(2,427)	(7,215)
Sale of vessel	(24,570)	18,345	(3,986)	3,986	(6,225)
Balance at June 30, 2025	299,007	(67,867)	13,994	(8,209)	236,925

For the purpose of the unaudited condensed consolidated statement of comprehensive income/(loss), depreciation, comprises the following:

	For the Three months ended June 30, 2025	For the Three months ended June 30, 2024	For the Six months ended June 30, 2025	For the Six months ended June 30, 2024
Vessels` depreciation	2,398	1,248	4,788	2,443
Depreciation on office furniture and equipment	10	9	19	17
Depreciation of right of use asset	82	78	164	156
Total	2,490	1,335	4,971	2,616

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million before commissions and expenses. The total gain from the sale of the vessel amounted to $2,137. The vessel was delivered to her new owners on March 17, 2025.

No impairment or reversal of impairment was recognized for the first half of 2025 and 2024.

F-9

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

6.           Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	June 30,	December 31,
	2025	2024
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at June 30, 2025 and December 31, 2024 the Company had 20,582,301 common shares issued and fully paid. During the periods ended June 30, 2025 and 2024 no new common shares were issued.

As at June 30, 2025, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of Globus initial and follow-on public offerings and the effects of the share-based payments. At June 30, 2025 and December 31, 2024, Globus share premium amounted to $284,406.

As at June 30, 2025 and December 31, 2024, no PP Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at June 30, 2025 and December 31, 2024, no December 2020 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at June 30, 2025 and December 31, 2024, no January 2021 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at June 30, 2025 and December 31, 2024, no February 2021 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at June 30, 2025 and December 31, 2024, no June 2021 Warrants, as defined in the 2024 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at June 30, 2025, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

As at June 30, 2025, the Company had made no grands under the Plan.

F-10

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

7.          Earnings/(Loss) per Share

Basic earnings / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income / (loss) for the period attributable to Globus common shareholders by the weighted average number of common shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As the Company reported losses for the three-month ended June 30, 2025, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS. As for the three-month ended June 30, 2024, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the three-month period ended June 30, 2024, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

As the Company reported losses for the six-month ended June 30, 2025, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS. As for the six-month ended June 30, 2024, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the six-month periods ended June 30, 2024, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income/(loss) per common share:

	For the Three months ended June 30,		For the Six months ended June 30,
	2025	2024	2025	2024
Income / (Loss) attributable to common equity holders	(1,868)	3,279	(3,350)	2,980
Weighted average number of shares - basic and diluted	20,582,301	20,582,301	20,582,301	20,582,301
Net income/(loss) per common share - basic and diluted	$(0.09)	$0.16	$(0.16)	$0.14

8.           Long-Term Debt and Financial Liabilities, net

Long-term debt (a,b) and financial liabilities (c,d) in the condensed consolidated statement of financial position are analysed as follows:

	Borrowers / Lenders	Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited. / First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	39,605	(279)	(116)	391	39,601
(b)	Calypso Shipholding S.A. / Marguerite Maritime S.A.	21,820	(296)	—	129	21,653
	Total Long-term debt at June 30, 2025	61,425	(575)	(116)	520	61,254
	Less: Current Portion	(6,164)	245	116	(520)	(6,323)
	Long-Term Portion	55,261	(330)	—	—	54,931

	Total Long-term debt at December 31, 2024	66,540	(719)	(194)	589	66,216
	Less: Current Portion	(6,771)	271	143	(589)	(6,946)
	Long-Term Portion	59,769	(448)	(51)	—	59,270

(c)	Daxos Maritime Limited / SK Shipholding S.A.	26,998	(301)	—	—	26,697

(d)	Paralus Shipholding S.A. / Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	24,522	(268)	—	—	24,254

	Total Financial liabilities at June 30, 2025	51,520	(569)	—	—	50,951
	Less: Current Portion	(1,917)	57	—	—	(1,860)
	Long-Term Portion	49,603	(512)	—	—	49,091

	Total Financial liabilities at December 31, 2024	52,471	(597)	—	—	51,874
	Less: Current Portion	(1,916)	56	—	—	(1,860)
	Long-Term Portion	50,555	(541)	—	—	50,014

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

As at June 30, 2025, the Company was in compliance with the loan covenants of the agreement with the lenders.

During the period ended June 30, 2025 the Company had the following developments:

(a)   On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe. On February 28, 2025 the Company prepaid the total remaining amount of $1,879 of the loan of Devocean Maritime Ltd. (the owning company of the vessel River Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on March 17, 2025.

The contractual annual principal payments relating to the First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility, the Marguerite Loan Facility, the SK Shipholding S.A. sale and bareboat back arrangement and the Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. sale and bareboat back arrangement to be made subsequent to June 30, 2025, were as follows:

F-11

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

8.           Long-term Debt and Finance Liabilities, net (continued)

June 30,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	Marguerite Maritime S.A.	SK Shipholding S.A.	Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	Total
2026	20,105	1,180	1,095	821	23,201
2027	2,000	1,180	1,095	821	5,096
2028	17,500	1,180	1,162	885	20,727
2029	—	18,280	1,168	931	20,379
2030 and thereafter	—	—	22,478	21,064	43,542
Total	39,605	21,820	26,998	24,522	112,945

9.           Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

10.        Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nine day to approximately nine months as at June 30, 2025, assuming redelivery at the earliest possible date. As at December 31, 2024, the non-cancellable arrangements had remaining terms between one day to nine months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at June 30, 2025 and December 31, 2024, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	June 30, 2025	December 31, 2024
Within one year	11,364	19,316
Total	11,364	19,316

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,694 and $3,302 for the three-month periods ended June 30, 2025 and 2024, respectively and $9,493 and $6,470 for the six-month periods ended June 30, 2025 and 2024, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $4,843 and $6,122 for the three-month periods ended June 30, 2025 and 2024 and $8,663 and $10,577 for the six-month periods ended June 30, 2025 and 2024, respectively.

Office lease contract

As further discussed in Note 4 of the 2024 Annual Report the Company has recognised a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

F-12

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

10.         Commitments (continued)

The depreciation charge for right-of-use assets for the three-month period ended June 30, 2025 and 2024, was approximately $82 and $78, respectively and for the six-month periods ended June 30, 2025 and 2024, was approximately $164 and $156 respectively. The interest expense on lease liability for the three-month period ended June 30, 2025 and 2024, was approximately $12 and $2, respectively and for the six-month period ended June 30, 2025 and 2024, was approximately $25 and $5, respectively, and recognised in the condensed consolidated statement of comprehensive income/(loss) under depreciation and interest expense and finance costs, respectively.

At June 30, 2025 and December 31, 2024, the current lease liabilities amounted to $338 and $332, respectively, and the non-current lease liabilities amounted to $371 and $531, respectively, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The two vessels are being built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first installment of $7.5 million (absolute amount) for both vessels under construction and in August 2024 the Company paid the second installment of $7.5 million (absolute amount) for both vessels under construction.

The contractual annual payments per subsidiary to be made subsequent to June 30, 2025, were as follows:

	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
July 1, 2025 to June 30, 2026	3,760	3,760	7,520
July 1, 2026 to December 31, 2026	26,530	26,530	53,060
Total	30,290	30,290	60,580

11.         Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.22 of the 2024 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
June 30, 2025
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	—	—	—	—	—
Current portion of fair value of derivative financial instruments	334	—	334	—	334
	334

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	61,425	—	62,811	—	62,811
Financial liabilities	51,520	—	52,122	—	52,122
	112,945

F-13

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

11.         Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2024
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	181	—	181	—	181
Current portion of fair value of derivative financial instruments	442	—	442	—	442
	623

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	66,540	—	68,137	—	68,137
Financial liabilities	52,471	—	53,394	—	53,394
	119,011

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value
Asset and liabilities not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings and financial liabilities	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

F-14

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025 (Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

12.         Events after the reporting date

Transactions with Related Parties

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman of the Board of Directors and to which the Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels (the “Vessels”), a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt for a purchase price of $26.5 million, both paid with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

An aggregate of $18 million of the purchase price for the 2016-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the 2014-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement.

On November 19, 2024, the Company took delivery of the m/v “GLBS Angel,” a 2016-built Kamsarmax dry bulk carrier and on December 3, 2024 the Company took delivery of the m/v “GLBS Gigi,” a 2014-built Kamsarmax dry bulk carrier.

In July 2025, the Company settled the outstanding balance of $19 million to the sellers using available cash.

F-15